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                 U. S. Securities and Exchange Commission
                         Washington, D. C. 20549

                                  FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed  pursuant to Section 16(a) of the Securities Exchange  Act  of  1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.   Name and Address of Designated Filer
          Southwest Royalties, Inc.
          407 N. Big Spring Street
          Midland, TX  79701

2.   Issuer Name and Ticker or Trading Symbol
          Southwest Royalties Institutional Income Fund VII-B, L.P.

3.   IRS or Social Security Number of Designated Filer
          75-1917432

4.   Statement for Month/Year
          July 2000

5.   If Amendment, Date of Original
          N/A

6.   Relationship of Designated Filer to Issuer
                Southwest Royalties, Inc. as Managing General Partner, of the issuer.

7.   Individual or Joint/Group Filing
              Form filed by One Reporting Person
           X  Form filed by More than One Reporting Person

                                 TABLE I

1.   Title of Security
          Limited partnership interest
                                                Units
 Date     Code    Units   Acquired    Price     Owned   Ownership    Nature
 ----     ----    -----   --------    -----     -----   ---------    ------
07-07-00   P       5.00       A      $123.86  2,285.50      I           *
07-21-00   P      15.00       A      $123.86  2,300.50      I           *
07-21-00   P      15.00       A      $123.86  2,315.50      I           *
07-21-00   P      20.00       A      $123.86  2,335.50      I           *
07-07-00   P       4.00       A      $123.86  2,339.50      I           *
07-21-00   P      12.00       A      $123.86  2,351.50      I           *
07-21-00   P      10.00       A      $123.86  2,361.50      I           *
07-21-00   P       8.00       A      $123.86  2,369.50      I           *
07-21-00   P       8.00       A      $123.86  2,377.50      I           *
07-25-00   P       4.00       A      $123.86  2,381.50      I           *
07-28-00   P      10.00       A      $123.86  2,391.50      I           *
07-28-00   P      15.00       A      $123.86  2,406.50      I           *
07-28-00   P       6.00       A      $123.86  2,412.50      I           *
07-21-00   P       4.00       A      $123.86  2,416.50      I           *
07-07-00   P      10.00       A      $123.86  2,426.50      I           *
07-07-00   P       7.00       A      $123.86  2,433.50      I           *
07-21-00   P      10.00       A      $123.86  2,443.50      I           *
07-14-00   P      20.00       A      $123.86  2,463.50      I           *
07-07-00   P      16.00       A      $123.86  2,479.50      I           *
07-07-00   P       4.00       A      $123.86  2,483.50      I           *
07-28-00   P      20.00       A      $123.86  2,503.50      I           *
07-21-00   P       6.00       A       $38.81  2,509.50      I           *

*    Southwest Royalties, Inc. as Managing General Partner, of the issuer.

                                SIGNATURES


By:  /s/ J Steven Person                By:  /s/ H.H. Wommack, III
     ----------------------------------      ------------------------------
------
     Signed on behalf of Southwest           H.H. Wommack, III, President,
     Royalties, Inc. the Managing            CEO, Treasurer and Director of
     General Partner of the issuer           Southwest Royalties, Inc. the
     by J Steven Person, Vice President      Managing General Partner
     of Marketing and CFO

Date:  August 8, 2000                   Date:  August 8, 2000



By:  /s/ J Steven Person                By:  /s/ H. Allen Corey
     ----------------------------------      ------------------------------
------
     J Steven Person, Vice-President of      H. Allen Corey, Secretary and
     Marketing  and  CFO  of  Southwest      Director of Southwest Royalties,
     Royalties, Inc. the Managing General    Inc. the Managing General Partner
     Partner

Date:  August 8, 2000                   Date:  August 8, 2000



By:  /s/ Paul L. Morris                 By:  /s/ Jon P. Tate
     ----------------------------------      ------------------------------
------
     Paul L. Morris, Director of             Jon P. Tate, Vice-President of
      Southwest Royalties, Inc. the           Land and Assistant  Secretary
of
     Managing General Partner                Southwest Royalties, Inc. the
                                             Managing General Partner

Date:  August 8, 2000                   Date:  August 8, 2000



By:  /s/ R. Douglas Keathley
     ------------------------------------
     R. Douglas Keathley, Vice-President
     of Operations of Southwest Royalties
     Inc. the Managing General Partner

Date:  August 8, 2000

                                ATTACHMENT

Designated Filer:
   Southwest Royalties, Inc.

Issuer Name and Ticker or Trading Symbol:
   Southwest Royalties Institutional Income Fund VII-B, L.P.


Statement for Month/Year
   July 2000

Reporting Persons of Group Filing:
----------------------------------
Name of Reporting Person           Street Address
Social Security Number             City, State and Zip Code
------------------------           ---------------------------

Wommack, H. H. III                 407 N. Big Spring Street
###-##-####                        Midland, TX  79701

President, CEO, Treasurer and Director of Southwest Royalties, Inc. the Managing General Partner.

Person, J Steven                   407 N. Big Spring Street
###-##-####                        Midland, TX  79701

Vice-President of Marketing and Chief Financial Officer of Southwest Royalties, Inc. the Managing General Partner.

Corey, H. Allen                    633 Chestnut Street
###-##-####                        Chattanooga, TN  37450-1800

Secretary  and  Director of Southwest Royalties, Inc. the Managing  General
Partner.

Paul L. Morris                     #7 Saddle Club Drive
###-##-####                        Midland, TX 79705

Director of Southwest Royalties, Inc. the Managing General Partner.

Tate, Jon P.                       407 N. Big Spring Street
###-##-####                        Midland, TX  79701

Vice-President, Land and Assistant Secretary of Southwest Royalties, Inc. the Managing General Partner.

Keathley, R. Douglas               407 N. Big Spring Street
###-##-####                        Midland, TX  79701

Vice-President of Operations of Southwest Royalties, Inc. the Managing General Partner.